Item 77 I:  Terms of new or amended securities

On January 17, 2002, the Board of Trustees approved an Amendment to the Declaration and Agreement of Trust to establish, pursuant to Section 5.3 of the Declaration and Agreement of Trust, a new class of shares for the Series of the Trust named the Lord Abbett All Value Fund, to be designated the Class Y shares of such Series.

Any variations between the new class and such other classes of the Series as to purchases price, determination of net asset value, the price, terms, and manner of redemption, special and relative rights as to dividends and on liquidation, and conditions under which such class shall have separate voting rights, shall be as set forth in the Declaration or as elsewhere determined by the Board of Trustees of the Trust.